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                                  UNITED STATES               ---------------
                       SECURITIES AND EXCHANGE COMMISSION     SEC FILE NUMBER
                             WASHINGTON, D.C. 20549              000-22581
                                                              ---------------
                                  FORM 12b-25
                                                              ---------------
                                                               CUSIP NUMBER
                           NOTIFICATION OF LATE FILING           854923109
                                                              ---------------


(CHECK ONE):/ /Form 10-K  / /Form 20-F / /Form 11-K  /X/Form 10-Q  / /Form N-SAR

          For Period Ended: September 30, 2000
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:_____________________

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


N/A
--------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

STAR TELECOMMUNICATIONS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


N/A
--------------------------------------------------------------------------------
Former Name if Applicable


223 EAST DE LA GUERRA STREET
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)


SANTA BARBARA, CALIFORNIA  93101
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |      (a)   The reasons described in reasonable detail in Part III of this
    |            form could not be eliminated without unreasonable effort or
    |            expense;
    |      (b)   The subject annual report, semi-annual report, transition
    |            report on Form 10-K, Form 20-F, 11-K or
|X| |            Form N-SAR, or portion thereof, will be filed on or before the
    |            fifteenth calendar day following the prescribed due date; or
    |            the subject quarterly report of transition report on Form 10-Q,
    |            or portion thereof will be filed on or before the fifth
    |            calendar day following the prescribed due date; and
    |      (c)   The accountant's statement or other exhibit required by Rule
    |            12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is presently involved in a pending merger and is in the process of finalizing a transaction whereby the registrant will sell material assets of the company. As a result of the demands on the time of the registrant's management and accounting staff associated with the merger and the asset sale, the registrant has been unable to complete its Form 10-Q for the quarter ended

SEC 1344 (2-99)                                                      LA 393655

September 30, 2000. Accordingly, the registrant is unable to file its Form 10-Q for the quarter ended September 30, 2000 by the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     MARY A. CASEY                            (805)             899-1962
     ---------------------------------     -----------     ------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?   /X/ Yes / / No
     If answer is no, identify report(s).


     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     /X/ Yes / / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see EXHIBIT A attached hereto.
--------------------------------------------------------------------------------


                          STAR TELECOMMUNICATIONS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 14, 2000                 By /s/ Mary A. Casey
     -----------------------------        --------------------------------------
                                          Mary A. Casey
                                          President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


            ---------------------------------------------------------
                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
            ---------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


SEC 1344 (2-99)                                                       LA 393655
                                        2

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                                    EXHIBIT A

We anticipate that the loss from operations for the nine months ended September 30, 2000 will be approximately $33.8 million compared to a loss from operations for the nine months ended September 30, 1999 of $48.1.

Operating margin in the first nine months of 2000 was a negative 4.6% compared to a negative 6.2% in the first nine months of 1999. The increase in operating margin from the first nine months of 1999 to the first nine months of 2000 is primarily the result of reduced North American wholesale and commercial selling, general and administrative expenses and improved North American commercial gross profits. These improvements were partially offset by a decrease in European gross profits and increases in European selling, general and administrative expenses, as well as depreciation and amortization expense.







SEC 1344 (2-99)                                                        LA 393655
                                        3